PE 6/11/2014

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 7-10-14

Daniel J. Winnike
Fenwick & West LLP
dwinnike@fenwick.com

Re: Cisco Systems, Inc.
Incoming letter dated June 11, 2014

Dear Mr. Winnike:

This is in response to your letter dated June 11, 2014 concerning the shareholder proposal submitted to Cisco by Marshall Saunders. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Marshall Saunders
mlsaun@aol.com

July 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated June 11, 2014

The proposal relates to a carbon tax.

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Cisco's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FENWICK & WEST LLP
SILICON VALLEY 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL: 650.988.8500 FAX: 650.938.5200 WWW.FENWICK.COM

June 11, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Marshall Saunders

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("***Cisco***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") that Cisco intends to omit from its form of proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2014 annual meeting of shareholders ("***Annual Meeting***"), the shareholder proposal and supporting statement (the "***Proposal***") submitted to Cisco by Marshall Saunders (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), Cisco requests confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if Cisco excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal, the accompanying supporting statement, along with copies of all relevant correspondence between Cisco and the Proponent are attached to this letter as Attachment A.

Reason for Excluding the Proposal

Pursuant to Rules 14a-8(b) and 14a-8(f)(1) under the Act, Cisco may exclude the Proposal from the Proxy Materials because the Proponent failed to establish that, at the time the Proposal was submitted, the Proponent held at least $2,000 in market value, or 1%, of Cisco's securities entitled to be voted on the Proposal for at least one year by the date the Proponent submitted the Proposal.

Discussion

Under Rule 14a-8(b), to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal and (ii) continue to hold those securities through the date of the shareholder meeting. A proponent has the burden to prove that it meets these requirements if it is not a registered shareholder of the company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares of that company (as described in Rule 14a-8(b)(2)(ii)). Rule 14a-8(b)(2) provides that the proponent must prove beneficial ownership by submitting to the company a (x) "written statement from the 'record' holder of the [proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [the] proposal, [the proponent] continuously held the securities for at least one year;" and (y) "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Pursuant to Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements as set forth in Rules 14a-8(a) through 14a-8(d), a company may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency. Rule 14a-8(f)(1) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

In addition, in October 2012, the Commission published Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("***SLB 14G***") which provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year ownership period required under Rule 14a-8(b)(1). Specifically, SLB 14G clarifies that the notice by companies to such proponents must identify "the specific date on which the proposal was submitted and [explain] that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect."

The Staff consistently has granted no-action relief to companies where proponents have failed, following a timely and proper request by a company, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), a proponent submitted a proposal to PepsiCo, Inc. ("***PepsiCo***") on November 20, 2012 and provided a broker letter that established ownership of PepsiCo securities for one year as of November 19, 2012. PepsiCo sent a timely deficiency notice to the proponent identifying the date as of which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership. The proponent did not respond to the deficiency notice and PepsiCo sought to exclude the proposal. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (broker letter stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (broker letter stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); and *The Home Depot, Inc.* (avail. Feb. 5, 2007) (broker letter stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted).

On February 17, 2014, Cisco received the Proposal from the Proponent by email and letter dated February 17, 2014 in which the Proponent stated that he is the "owner of 429 shares of stock in [Cisco]." See <u>Attachment A</u>. The Proposal was accompanied by a broker letter from Wells Fargo Advisors, LLC ("***Wells Fargo***") dated January 30, 2014 (the "***Broker Statement***"), which stated in part that the Proponent is the "owner of 536 shares of the common stock of [Cisco]" and that the "original purchase date was April 12, 2002." See <u>Attachment A</u>. The Proponent failed to verify continuous ownership of Cisco's shares for the full one-year period preceding and including February 17, 2014 as required under Rule 14a-8(b)(2).

Additionally, Cisco reviewed Cisco's shareholder records and the Proponent did not appear as a registered holder of Cisco's securities. Further, the Proponent had not made a filing with the Commission detailing the Proponent's beneficial ownership of Cisco's securities.

In compliance with the deadlines set forth in Rule 14a-8(f)(1), on March 1, 2014, Cisco notified the Proponent, by letter dated March 1, 2014 (the "***Cisco Letter***") transmitted via both email and overnight courier, that the Proponent failed to demonstrate the eligibility requirements as set forth in Rule 14a-8(b)(2) and requested that the Proponent provide the necessary proof of ownership of Cisco's securities and the statement required by Rule 14a-8(b)(2) within 14 days from the date that the Proponent received the Cisco Letter. Cisco also provided the Proponent with a copy of Rule 14a-8. A copy of the Cisco Letter is attached to this letter as Attachment A.

Consistent with SLB 14G, the Cisco Letter communicated to the Proponent that there was an inconsistency between the Proposal and the Broker Statement, explaining that, "[the] Broker Statement indicated that you held 536 shares of Cisco common stock as of January 30, 2014. However, your Proposal indicates that you hold 429 shares of Cisco common stock as of February 17, 2014." The Cisco Letter also clearly stated the need to provide a written statement from the "record" holder of the Proponent's shares verifying that, "as of the date you submitted your Proposal (February 17, 2014), you continuously held at least $2,000 in market value of Cisco shares ... for at least one year." In doing so, the Cisco Letter complied with the Staff's guidance in SLB 14G by providing the Proponent with adequate instruction as to Rule 14a-8's proof of ownership requirements.

Despite the Cisco Letter's instructions to show proof of continuous ownership "as of [February 17, 2014] ... for at least one year," Cisco has not received the requisite proof from the Proponent since it sent the Cisco Letter. Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not demonstrated continuous ownership of the requisite number of Cisco shares for the one-year period prior to and including the date the Proposal was submitted to Cisco, as required by Rule 14a-8(b). As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Proxy Materials.

* * *

Should the Staff disagree with our opinion regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or Evan Sloves of Cisco at (408) 525-2061.

Sincerely,

Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
Marshall Saunders

Attachment A

Shareholder Proposal

From: Marshall Saunders [mailto:mlsaun@aol.com]
Sent: Monday, February 17, 2014 1:00 PM
To: investor-relations(mailer list)
Cc: dcaoletters@sec.gov
Subject: Shareholder Resolution

To Whom it May Concern,

Please see the attached Shareholder Resolution submitted by Marshall Saunders on February 17, 2014. A hard copy has also been mailed. The SEC has received a copy of the resolution.

Marshall

Marshall Saunders
President, Citizens Climate Lobby
1330 Orange Ave #300
Coronado, CA 92118
(619) 435-7980
www.citizensclimatelobby.org

February 17, 2014

TO: CISCO Secretary
Corporate Headquarters
170 West Tasman Dr.
San Jose, CA 95134
USA

Marshall Saunders is the beneficial owner of 429 shares of stock in CISCO Corporation. Enclosed is verification of beneficial ownership by Wells Fargo.

The enclosed resolution is being submitted for action at the next stockholder meeting. It is sent for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. I or my representative will attend the stockholders meeting to move the resolution as required by the SEC rules. I will continue to hold shares in the company through the stockholders meeting.

Please feel free to call 619-435-7980 if you have any questions about this resolution.

Sincerely,

Marshall Saunders
1330 Orange Ave. #300
Coronado, CA 92118

Encl. Shareholder Resolution

Cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
WA D.C. 20549

February 17, 2014

STOCKHOLDER RESOLUTION

WHEREAS: In "Headline Statements from the Summary for Policymakers" the Intergovernmental Panel on Climate Change (IPCC) produced a series of major findings about the serious dangers of Climate Change.
http://www.climatechange2013.org/images/uploads/WG1AR5_Headlines.pdf

These impacts include:

- "...unequivocal warming since the 1950s"
- "atmospheric concentrations of carbon dioxide, methane, and nitrous oxide have increased to levels unprecedented in at least the last 800,000 years"
- "It is extremely likely that human influence has been the dominant cause of the observed warming since the mid-20th century"
- "Further uptake of carbon by the ocean will increase ocean acidification." and
- Most aspects of climate change will persist for many centuries even if emissions of CO2 are stopped. This represents a substantial multi-century climate change commitment created by past, present and future emissions of CO2.

WHEREAS: a revenue-neutral carbon tax would provide a comprehensive, economically efficient and equitable response to the above statements,

It is RESOLVED that:

1. Cisco Corporation will send a letter within 30 days to the leadership of the US Congress, House and Senate requesting a revenue neutral carbon tax to address climate change. The letter is to request that Congress hold hearings as soon as possible on the merits of this tax/fee and dividend.
2. Cisco Corporation will announce support of a steadily increasing, revenue-neutral, carbon tax with revenues distributed equally to households, to all levels of management within the corporation.

Very truly yours,

Marshall Saunders

MARSHALL SAUNDERS

1330 Orange Avenue • Suite 309
Coronado, California 92118
Telephone: 619•435•7980
Fax: 619•435•4408
Email:mlsaun@aol.com

February 17, 2014

TO: CISCO Secretary
Corporate Headquarters
170 West Tasman Dr.
San Jose, CA 95134
USA

Marshall Saunders is the beneficial owner of 429 shares of stock in CISCO Corporation. Enclosed is verification of beneficial ownership by Wells Fargo.

The enclosed resolution is being submitted for action at the next stockholder meeting. It is sent for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. I or my representative will attend the stockholders meeting to move the resolution as required by the SEC rules. I will continue to hold shares in the company through the stockholders meeting.

Please feel free to call 619-435-7980 if you have any questions about this resolution.

Sincerely,

M Saunders

Marshall Saunders
1330 Orange Ave. #300
Coronado, CA 92118

Encl. Shareholder Resolution

Cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
WA D.C. 20549

MARSHALL SAUNDERS

1330 Orange Avenue • Suite 309
Coronado, California 92118
Telephone: 619•435•7980
Fax: 619•435•4408
Email:mlsaun@aol.com

February 17, 2014

STOCKHOLDER RESOLUTION

WHEREAS: In "Headline Statements from the Summary for Policymakers" the Intergovernmental Panel on Climate Change (IPCC) produced a series of major findings about the serious dangers of Climate Change.
http://www.climatechange2013.org/images/uploads/WG1AR5_Headlines.pdf

These impacts include:

- "...unequivocal warming since the 1950s"
- "atmospheric concentrations of carbon dioxide, methane, and nitrous oxide have increased to levels unprecedented in at least the last 800,000 years"
- "It is extremely likely that human influence has been the dominant cause of the observed warming since the mid-20th century"
- "Further uptake of carbon by the ocean will increase ocean acidification." and
- Most aspects of climate change will persist for many centuries even if emissions of CO2 are stopped. This represents a substantial multi-century climate change commitment created by past, present and future emissions of CO2.

WHEREAS: a revenue-neutral carbon tax would provide a comprehensive, economically efficient and equitable response to the above statements,

It is RESOLVED that:

1. Cisco Corporation will send a letter within 30 days to the leadership of the US Congress, House and Senate requesting a revenue neutral carbon tax to address climate change. The letter is to request that Congress hold hearings as soon as possible on the merits of this tax/fee and dividend.
2. Cisco Corporation will announce support of a steadily increasing, revenue-neutral, carbon tax with revenues distributed equally to households, to all levels of management within the corporation.

Very truly yours,

M Saunders

Marshall Saunders

WELLS FARGO ADVISORS

Wells Fargo Advisors, LLC
MAC T5542-061
1105 Wooded Acres
6th Floor
Waco, TX 76710
Office: 254-754-7745
Toll Free: 800-827-5153

January 30, 2014

To Whom it my concern:

This is to certify that Marshall Saunders is the beneficial owner of 536 shares of the common stock of CISCO SYSTEMS. The original purchase date was April 12, 2002. The current market value of this position is $11,792.00.

Sincerely,

I plan to keep this stock for a few years longer.

Marshall Saunders

Charles J. Lewis

Senior Vice-President

From: John Platz (joplatz) <joplatz@cisco.com>
Sent: Saturday, March 01, 2014 10:13 AM
To: mlsaun@aol.com
Subject: From Cisco Systems, Inc.
Attachments: Ltr. Resp. re Saunders CSCO Sh. Prop. 030114 (Ste. 300 address).pdf; Ltr. Resp. re Saunders CSCO Sh. Prop. 030114 (Ste. 309 address).pdf

Mr. Saunders:

Attached please find correspondence from Cisco Systems, Inc. relating to your letter to (and proposed shareholder resolution re) Cisco Systems, Inc. that we received via email on February 17, 2014.

Original (hard copy) of this correspondence is being transmitted to you as well.

Please note that, in the correspondence that you sent to us, the "suite number" set forth in the address in your letterhead (Suite 309) is different than the suite number that appears in the signature block of your letter (Suite 300). Accordingly, we are transmitting the same letter to each of those two different "suite number addresses"; hence this is why you are receiving two attached letters in this email. The letters are identical, except for the different suite number in the addressee section of each letter.

Regards,

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

CISCO

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone 408 526-4000
Fax 408 526-4100
www.cisco.com

March 1, 2014

Via Email and Federal Express

Mr. Marshall Saunders
1330 Orange Avenue, Suite 309
Coronado, California 92118

Dear Mr. Saunders:

On February 17, 2014, Cisco Systems, Inc. ("*Cisco*") received your email containing a shareholder proposal for Cisco's 2014 Annual Meeting of Shareholders (the "*Proposal*"). One of the procedural requirements in submitting a shareholder proposal is to provide proof that at the time you submitted your Proposal you continuously held at least $2,000 in market value of Cisco's shares for at least one year by the date you submitted your Proposal. You provided a statement from your broker, Wells Fargo Advisors, LLC ("*Wells Fargo*"), dated as of January 30, 2014 (the "*Broker Statement*"). The Broker Statement indicated that you held 536 shares of Cisco common stock as of January 30, 2014. However, your Proposal indicates that you hold 429 shares of Cisco common stock as of February 17, 2014. For your convenience, we have enclosed a copy of Rule 14a-8 under the Securities Exchange Act of 1934 ("*Rule 14a-8*"), which describes in Question 2 the eligibility requirements for submitting a proposal and how you can demonstrate to Cisco your eligibility to submit a proposal.

In order to prove your eligibility to Cisco, you must provide Cisco's Secretary with a written statement from the record holder of your shares (usually a broker or bank, here Wells Fargo would the record holder) verifying that, as of the date you submitted your Proposal (February 17, 2014), you continuously held at least $2,000 in market value of Cisco shares (either the 536 shares of Cisco common stock referred to in the Broker statement or the 429 shares of Cisco common stock referred to in your Proposal would be a sufficient number) for at least one year.

Please send the written statement referred to above to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statement electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If the deficiencies noted above are not corrected within this time period, Cisco may elect not to include your Proposal in its proxy statement for its 2014 Annual Meeting of Shareholders.

If you have any questions, please feel free to contact me at (408) 424-1191.

Very truly yours,

John F. Platz

John Platz, Senior Corporate Counsel

cc: Investor Relations, Cisco Systems, Inc.

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?
   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?
   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
   2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Director Elections: If the proposal:
   i. Would disqualify a nominee who is standing for election;
   ii. Would remove a director from office before his or her term expired;
   iii. Questions the competence, business judgment, or character of one or more nominees or directors;
   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   v. Otherwise could affect the outcome of the upcoming election of directors.
9. Conflicts with Company's Proposal: If the proposal directly conflicts with oneConflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
   i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
   ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
   iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:
   i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

cisco

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone 408 526-4000
Fax 408 526-4100
www.cisco.com

March 1, 2014

Via Email and Federal Express

Mr. Marshall Saunders
1330 Orange Avenue, Suite 300
Coronado, California 92118

Dear Mr. Saunders:

On February 17, 2014, Cisco Systems, Inc. ("***Cisco***") received your email containing a shareholder proposal for Cisco's 2014 Annual Meeting of Shareholders (the "***Proposal***"). One of the procedural requirements in submitting a shareholder proposal is to provide proof that at the time you submitted your Proposal you continuously held at least $2,000 in market value of Cisco's shares for at least one year by the date you submitted your Proposal. You provided a statement from your broker, Wells Fargo Advisors, LLC ("***Wells Fargo***"), dated as of January 30, 2014 (the "***Broker Statement***"). The Broker Statement indicated that you held 536 shares of Cisco common stock as of January 30, 2014. However, your Proposal indicates that you hold 429 shares of Cisco common stock as of February 17, 2014. For your convenience, we have enclosed a copy of Rule 14a-8 under the Securities Exchange Act of 1934 ("***Rule 14a-8***"), which describes in Question 2 the eligibility requirements for submitting a proposal and how you can demonstrate to Cisco your eligibility to submit a proposal.

In order to prove your eligibility to Cisco, you must provide Cisco's Secretary with a written statement from the record holder of your shares (usually a broker or bank, here Wells Fargo would the record holder) verifying that, as of the date you submitted your Proposal (February 17, 2014), you continuously held at least $2,000 in market value of Cisco shares (either the 536 shares of Cisco common stock referred to in the Broker statement or the 429 shares of Cisco common stock referred to in your Proposal would be a sufficient number) for at least one year.

Please send the written statement referred to above to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statement electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If the deficiencies noted above are not corrected within this time period, Cisco may elect not to include your Proposal in its proxy statement for its 2014 Annual Meeting of Shareholders.

If you have any questions, please feel free to contact me at (408) 424-1191.

Very truly yours,

John Platz, Senior Corporate Counsel

cc: Investor Relations, Cisco Systems, Inc.

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?
   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?
   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
   2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
   5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
   6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
   7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
   8. Director Elections: If the proposal:
      i. Would disqualify a nominee who is standing for election;
      ii. Would remove a director from office before his or her term expired;
      iii. Questions the competence, business judgment, or character of one or more nominees or directors;
      iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
      v. Otherwise could affect the outcome of the upcoming election of directors.
   9. Conflicts with Company's Proposal: If the proposal directly conflicts with oneConflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
   10. Substantially implemented: If the company has already substantially implemented the proposal;
   11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
   12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
      i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
      ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
      iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
   13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?
   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
   2. The company must file six paper copies of the following:
      i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
 1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
 2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
 1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
 2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
 3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: Marshall Saunders <mlsaun@aol.com>
Sent: Monday, March 03, 2014 9:51 AM
To: John Platz (joplatz)
Subject: Re: From Cisco Systems, Inc.

Dear Mr. Platz,

Thank you for the letter. We will send a letter with the correct number of shares and amounts from Wells Fargo as soon as possible.

Marshall

Marshall Saunders
President, Citizens Climate Lobby
1330 Orange Ave #300
Coronado, CA 92118
(619) 435-7980
www.citizensclimatelobby.org

-----Original Message-----
From: John Platz (joplatz) <joplatz@cisco.com>
To: mlsaun <mlsaun@aol.com>
Sent: Sat, Mar 1, 2014 10:13 am
Subject: From Cisco Systems, Inc.

Mr. Saunders:

Attached please find correspondence from Cisco Systems, Inc. relating to your letter to (and proposed shareholder resolution re) Cisco Systems, Inc. that we received via email on February 17, 2014.

Original (hard copy) of this correspondence is being transmitted to you as well.

Please note that, in the correspondence that you sent to us, the "suite number" set forth in the address in your letterhead (Suite 309) is different than the suite number that appears in the signature block of your letter (Suite 300). Accordingly, we are transmitting the same letter to each of those two different "suite number addresses"; hence this is why you are receiving two attached letters in this email. The letters are identical, except for the different suite number in the addressee section of each letter.

Regards,

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

From: Marshall Saunders <mlsaun@aol.com>
Sent: Thursday, May 08, 2014 1:09 PM
To: John Platz (joplatz)
Subject: Re: From Cisco Systems, Inc.

Dear Mr. Platz,

I am writing to see if the updated letter from Wells Fargo regarding my shares of Cisco Systems was received, and if so, was it received within the 2 week time limit required for the resolution.

Thank you.

Marshall

Marshall Saunders
President, Citizens' Climate Lobby
1330 Orange Ave #300
Coronado, CA 92118
(619) 435-7980
www.citizensclimatelobby.org

-----Original Message-----
From: John Platz (joplatz) <joplatz@cisco.com>
To: mlsaun <mlsaun@aol.com>
Sent: Sat, Mar 1, 2014 10:13 am
Subject: From Cisco Systems, Inc.

Mr. Saunders:

Attached please find correspondence from Cisco Systems, Inc. relating to your letter to (and proposed shareholder resolution re) Cisco Systems, Inc. that we received via email on February 17, 2014.

Original (hard copy) of this correspondence is being transmitted to you as well.

Please note that, in the correspondence that you sent to us, the "suite number" set forth in the address in your letterhead (Suite 309) is different than the suite number that appears in the signature block of your letter (Suite 300). Accordingly, we are transmitting the same letter to each of those two different "suite number addresses"; hence this is why you are receiving two attached letters in this email. The letters are identical, except for the different suite number in the addressee section of each letter.

Regards,

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

From: John Platz (joplatz) <joplatz@cisco.com>
Sent: Friday, May 09, 2014 10:01 AM
To: Marshall Saunders
Subject: RE: From Cisco Systems, Inc.

Mr. Saunders:

Thank you for your email.

To our knowledge, we do not believe we have received the updated letter from Wells Fargo. Can you email me—or send via regular mail to my attention—a copy of the updated letter that Wells Fargo sent? Do you know the date it was sent?

Regards,

--John Platz
Senior Counsel
Cisco Systems, Inc.
170 W. Tasman Drive
Santa Clara, CA 95134

From: Marshall Saunders [mailto:mlsaun@aol.com]
Sent: Thursday, May 08, 2014 1:09 PM
To: John Platz (joplatz)
Subject: Re: From Cisco Systems, Inc.

Dear Mr. Platz,

I am writing to see if the updated letter from Wells Fargo regarding my shares of Cisco Systems was received, and if so, was it received within the 2 week time limit required for the resolution.

Thank you.

Marshall

Marshall Saunders
President, Citizens' Climate Lobby
1330 Orange Ave #300
Coronado, CA 92118
(619) 435-7980
www.citizensclimatelobby.org

-----Original Message-----
From: John Platz (joplatz) <joplatz@cisco.com>
To: mlsaun <mlsaun@aol.com>
Sent: Sat, Mar 1, 2014 10:13 am
Subject: From Cisco Systems, Inc.

Mr. Saunders:

Attached please find correspondence from Cisco Systems, Inc. relating to your letter to (and proposed shareholder resolution re) Cisco Systems, Inc. that we received via email on February 17, 2014.

Original (hard copy) of this correspondence is being transmitted to you as well.

Please note that, in the correspondence that you sent to us, the "suite number" set forth in the address in your letterhead (Suite 309) is different than the suite number that appears in the signature block of your letter (Suite 300). Accordingly, we are transmitting the same letter to each of those two different "suite number addresses"; hence this is why you are receiving two attached letters in this email. The letters are identical, except for the different suite number in the addressee section of each letter.

Regards,

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

From: John Platz (joplatz) <joplatz@cisco.com>
Sent: Tuesday, June 03, 2014 11:00 AM
To: Marshall Saunders
Subject: From Cisco Systems, Inc.

Mr. Saunders:

Just following up on the email (immediately below) sent to you about a month ago. Since we have never received any such updated letter from Wells Fargo, can you email me—or send via regular mail to my attention—a copy of the updated letter that you indicate that Wells Fargo sent during the two-week time period?

Thank you,

John Platz
Senior Counsel
Cisco Systems, Inc.

From: John Platz (joplatz)
Sent: Friday, May 09, 2014 10:01 AM
To: 'Marshall Saunders'
Subject: RE: From Cisco Systems, Inc.

Mr. Saunders:

Thank you for your email.

To our knowledge, we do not believe we have received the updated letter from Wells Fargo. Can you email me—or send via regular mail to my attention—a copy of the updated letter that Wells Fargo sent? Do you know the date it was sent?

Regards,

--John Platz
Senior Counsel
Cisco Systems, Inc.
170 W. Tasman Drive
Santa Clara, CA 95134

From: Marshall Saunders [mailto:mlsaun@aol.com]
Sent: Thursday, May 08, 2014 1:09 PM
To: John Platz (joplatz)
Subject: Re: From Cisco Systems, Inc.

Dear Mr. Platz,

I am writing to see if the updated letter from Wells Fargo regarding my shares of Cisco Systems was received, and if so, was it received within the 2 week time limit required for the resolution.

Thank you.

Marshall

Marshall Saunders
President, Citizens' Climate Lobby
1330 Orange Ave #300
Coronado, CA 92118
(619) 435-7980
www.citizensclimatelobby.org

-----Original Message-----
From: John Platz (joplatz) <joplatz@cisco.com>
To: mlsaun <mlsaun@aol.com>
Sent: Sat, Mar 1, 2014 10:13 am
Subject: From Cisco Systems, Inc.

Mr. Saunders:

Attached please find correspondence from Cisco Systems, Inc. relating to your letter to (and proposed shareholder resolution re) Cisco Systems, Inc. that we received via email on February 17, 2014.

Original (hard copy) of this correspondence is being transmitted to you as well.

Please note that, in the correspondence that you sent to us, the "suite number" set forth in the address in your letterhead (Suite 309) is different than the suite number that appears in the signature block of your letter (Suite 300). Accordingly, we are transmitting the same letter to each of those two different "suite number addresses"; hence this is why you are receiving two attached letters in this email. The letters are identical, except for the different suite number in the addressee section of each letter.

Regards,

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.